                             LAW OFFICES

                          EDWARD H. GILBERT

                       PROFESSIONAL ASSOCIATION

5100 Town Center Circle Telephone: (561) 361-9300

Suite 430 Telefax (561) 361-9369

Boca Raton, Florida 33486 E-Mail: ehgilbert@ehgpa.com

May 1, 2006

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re: Gentor Resources, Inc. (the "Company")

     Amendment No. 1 to Registration Statement on Form SB-2 (the

     "Amendment")

     File Number 333-130386

Dear Mr. Reynolds:

Reference is made to your letter of January 20, 2006 to Lloyd J.

Bardswich (the "Comment Letter") in regard to the matter referenced above. Accompanying this letter (the "Response Letter") please find:

     (i) Three (3) hard copies of the Amendment. For convenience,

          the narrative portion of one (1) hard copy has been marked to reflect the changes from the prior filing (the

          "Blacklined Amendment"); and

     (ii) Hard copies of the documents (the "Supplemental

                Material Documents") responsive to item 4 of the

                Comment Letter. The Supplemental Material Documents

                are as follows:

         (1) An undated three (3) page report by W.D. Mateer, a

                geologist. This report summarized his finding

                regarding a visit to the Property on August 12, 1969;

         (2) A copy of a Noranda Exploration Co. Ltd. assay sheet

                date stamped October 2, 1981. The assay sheet

                contains sample numbers and assay values for gold,

                silver and arsenic, along with excerpts from a field

                book regarding the sample descriptions;

         (3) An Independence Mining Inter-Office Letter dated

                January 26, 1993 from Hart Baitis (the current owner

                of the subject claims on the Property, but an

                employee of Independence Mining as th time of the

                memorandum) to Bob Hawkins. This Inter-Office

                Letter includes assay certificates from SVL

                Analytical, Inc., and copies of May 1, 2006

                pages from a field book containing sample

                descriptions; and

         (4) A copy of the technical report by Roscoe Postle

                Associates, Inc. (the "Report"). The Report is

                dated April 26, 2005 and was prepared by Roscoe

                Postle Associates, Inc.

For your information, the Amendment and the Exhibits identified therein have been filed electronically on the date of this Response

Letter. Additionally, (i) this Response Letter; (ii) the Blacklined

Amendment; and (iii) the Supplemental Materials Documents have been filed electronically on the date of this letter as a correspondence filing, with the Blacklined Amendment and the Supplemental Materials

Documents attached hereto and designated as sequentially numbered graphics files.

The following captions and paragraph numbers set forth in this

Response Letter refer to the caption and paragraph numbers contained as a part of the Comment Letter:

GENERAL:

     1. The additional disclosure has been included as requested in a new section entitled "Mining Operations Disclosure."

     2. A small-scale map showing the location and access to the subject property has been referenced in the Mining Operations

Disclosure section and has included as part of the Amendment.

     3. The Report has been removed as an Exhibit to the

Amendment and all references to the Report as an Exhibit within the

Amendment have been deleted.

     4. The Company believes that the only known historical data relating to the subject property (the "Property") is the work and analysis performed on the Property by (i) W.D. Mateer in 1962; (ii)

Noranda Exploration Company in 1981; and (iii) Independence Mining

in 1992. Copies of such reports comprise items (1), (2) and (3) of the Supplemental Material Documents (see the introductory paragraph preceding the "General" section of this Response Letter). The

Company believes that the Supplemental Material Documents indicate the presence of gold deposits of potential economic significance within the Property. The terms "historical data" or historical results," as used by the Company, refer to the work performed identified by the Supplemental Material Documents. References to

"historical" results or data have been deleted and are replaced with statements referencing the previous work performed on the Property as identified by the Supplemental Material Documents. Other than the Supplemental Material Documents, the Company does not possess any engineering, geological or metallurgical reports and does not possess and does not know of any governmental reports concerning the Property.

     5. The Amendment reports the results of sampling and

chemical analyses in the manner identified.

     6. The required additional disclosure has been included in the Amendment.

COVER PAGE:

     7. The cross-reference to the risk factors section has been highlighted in the Amendment.

     8. The Amendment provides that the funds received from

investors and held in escrow will be promptly returned to the investors if the Minimum is not reached.

INSIDE FRONT AND OUTSIDE BACK COVER PAGE OF PROSPECTUS:

     9. The requested revision has been included in the Amendment.

PROSPECTUS SUMMARY:

     10. The Company has revised the language in the "Prospectus

Summary," "Management's Plan of Operations" and the "Proposed

Business" sections as requested..

     11. The additional disclosure has been included in the

Amendment as requested.

     12. The Prospectus Summary has been revised as requested.

RISKS FACTORS AND RISKS RELATED TO OUR PROPOSED BUSINESS:

     13. The Company has adjusted the risk factors as requested.

     14. The subheading of risk factor eight was revised as

requested.

     15. The sentence in risk factor fourteen was removed as

           requested.

RISKS RELATED TO THIS OFFERING:

     16. Risk factor six under this subsection was revised as

requested.

     17. The additional disclosure has been included as requested.

FORWARD LOOKING STATEMENTS:

     18. The first bullet point has been revised.

USE OF PROCEEDS:

     19. The Company has revised the Use of Proceeds table to

incorporate the categories identified.

     20. The "Reserve for Properties" heading in the Use of

Proceeds table is intended to disclose the costs the Company will incur to pay (i) the current annual payment due to the claim owners under the Option Agreement and (ii) the annual maintenance fee payable to the United States Department of the Interior, Bureau of

Management. These costs are fixed for the year 2006 and are not dependant upon the results of the offering. Accordingly, the table heading has been revised.

     21. The Company has clarified that fact that notwithstanding the sale of 140,000 or more shares, the Company does not intend to acquire and access new properties unless Phase 2 has been completed or is not viable.

     22. The additional disclosure has been included as requested.

     23. The disclosure has been revised to (i) clarify the fact that all of the current liabilities of the Company are accrued legal and accounting expenses; (ii) that certain of the directors and officers have verbally expressed a willingness to assume the responsibility for the payment of such legal fees and audit expenses if the Company is unable to pay same; and (iii) that if the minimum number of shares are sold in the offering, the Company will pay such legal expenses and audit fees or, if applicable, reimburse its officers and directors having paid them.

     24. The disclosure has been revised to clarify that (i) all proceeds from the offering will be initially deposited into a non-interest escrow account; and (ii) if the minimum offering is not achieved, such proceeds will be promptly returned to subscribers without interest.

OFFERING PRICE:

     25. The additional disclosure has been included in the new section entitled "Offering Price."

MANAGEMENT'S PLAN OF OPERATION:

     26. The additional disclosure has been included as requested.

     27. The additional disclosure has been included as requested.

     28. The disclosure has been revised to include an explanation of the conclusions in the Report in the manner requested.

     29. The additional disclosure has been included as requested.

     30. The additional disclosure has been included as requested.

     31. The disclosure has been revised to clarify that the basis for the estimate is the Report.

     32. The additional disclosure has been included as requested.

     33. The disclosure has been clarified to reflect that the

Company does not intend to access or acquire new properties unless,

in the opinion of the Company, there are sufficient funds to undertake such a new project and that the Company does not intend to undertake new projects unless, in its opinion, the undertaking of any such new project will not hinder the ability of the Company to maintain the subject claims, assuming such claims are viable.

     34. The additional disclosure has been included as requested.

     35. The additional disclosure has been included requested,

and the risk factors have been revised consistent therewith.

PROPOSED BUSINESS:

     36. The additional disclosure has been included as requested.

FUTURE PLANS:

     37. The additional disclosure has been included as requested.

THE OPTION AGREEMENT:

     38. The additional disclosure has been included as requested.

EMPLOYEES:

     39. The additional disclosure has been included as requested.

FACILITIES:

     40. The additional disclosure has been included as requested.

OTHER:

     41. The additional disclosure has been included as requested.

MANAGEMENT:

     42. The additional disclosure has been included as requested.

CERTAIN TRANSACTIONS:

     43. The additional disclosure has been included as requested.

SHARES ELIGIBLE FOR FUTURE SALES:

     44. The additional disclosure has been included as requested.

PLAN OF DISTRIBUTION:

     45. The additional disclosure has been included as requested.

     46. Additional disclosure has been included to describe the manner in which the securities will be offered. Additional

disclosure has been included to reflect that the Company does not intend to utilize sales materials other than the prospectus, and in the event that the position of the Company changes in this regard,

it will provide such sales materials for review. The Company acknowledges that Section 5 of the Securities Act of 1933 (the

"Act") prohibits the use of a prospectus that does not meet the requirements of Section 10 of the Act.

     47. The additional disclosure has been included as requested.

LEGAL MATTERS:

     48. The disclosure has been revised to reflect that the

Company has no agreement or understanding to provide Edward H.

Gilbert or Edward H. Gilbert, P.A. with any shares of the Company as compensation or otherwise.

FINANCIAL STATEMENTS:

     49. Financial statements for the period ended December 31,

2005 are included as part of the Amendment.

PART II - EXHIBITS

OPTION AGREEMENT:

     50. An Amended and Restated Option Agreement resolving the identified inconsistencies has been duly executed and a copy thereof has been filed as Exhibit 10.1 to the Amendment.

     51. See item 50, above.

     52. See item 50, above. Further, the additional disclosure has been included as requested.

     53. The additional disclosure has been included as requested.

     54. The additional disclosure has been included as requested.

LEGALITY OPINION:

     55. The legality opinion has been revised to reflect the

offer and sale by the Company of up to 200,000 shares of stock.

     56. The legality opinion has been revised in response to your comment.

CONSENT:

     57. A current consent has been included as part of the

Amendment as Exhibit 23.02 thereto.

Very truly yours,

/S/ Edward H. Gilbert

Edward H. Gilbert